Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

Voltus, Inc. Reports Full-Year 2021 Results Meaningfully Greater than Prior Guidance and Encourages Investors to Join Its Upcoming Investor Day

Company reports 2021 revenue and gross profit of $47 million and $19 million, respectively; both significantly above the prior-year period and 2021 guidance provided at merger announcement

Backlog and pipeline growth driving strong conviction regarding 2022 financial performance

Reaffirmation of previously provided financial forecasts for all future periods

Closing of proposed business combination with Broadscale Acquisition Corp. remains on track for the second quarter of 2022

Voltus encourages investors to participate in its Investor Day on March 22 at 10:00am eastern, to be followed by a Q&A session

SAN FRANCISCO & BOSTON – (March 21, 2022) – Voltus, Inc. (“Voltus”), the leading Distributed Energy Resource (DER) software technology platform, today announced its financial results for the year ended December 31, 2021.

For 2021, revenue was $47.4 million, which was 13% higher than the previous forecast of $42 million, and 94% higher than 2020’s revenue. The increase was supported by the growth in the Company’s DER portfolio from an average of 1,203 registered megawatts (MWs) in 2020 to 1,473 MWs in 2021. Average revenue/MW increased 58% from $20,311 in 2020 to $32,187 in 2021, driven by Voltus’s growth in higher value ancillary services programs and in regions such as California, Texas (ERCOT), New York and the Southwest Power Pool.

Reported annual gross profit in 2021 was approximately $19 million, which was 27% higher than the previous forecast of $15 million, and 98% higher compared to 2020. Voltus generated a 40% gross margin, as compared to guidance of 35%. Additionally, the Company’s contracted backlog and pipeline, as of February 2022, grew significantly since the transaction announcement, increasing from $272 million to $323 million and from $1.3 billion to $1.9 billion, respectively.

Gregg Dixon, Voltus CEO, said, “These results are made possible by our exceptional team of Voltans, who are focused on simplifying the complexity of electricity markets and delivering market-leading ROI to our customers. We continue to deliver on our targets, driven by our software technology platform that provides customers the most compelling value proposition in the DER industry. Our business model provides software-driven, recurring revenue supported by a robust contracted backlog and growing pipeline. We have little to no exposure to supply chain challenges, as we are focused on monetizing existing assets already owned by our customers. As proud as we are of our 2021 results, we’re more excited to seek to deliver on our previously announced projections for 2022 and beyond.

At our core, we remain intensely focused on our mission of unlocking the full value of DERs because we believe DERs are the most cost-effective, reliable, and clean energy solution that can be brought to market at scale to address today’s electricity grid challenges. We encourage investors to join us on this mission and participate in our investor day on March 22.”

Recent business highlights include:

•	An amended S-4 was filed March 18th, which provides additional information regarding Voltus’s 2021 results, among other items.

•	Earlier this month, Voltus announced a partnership with Coinmint, one of the most environmentally committed blockchain datacenters in the world, which operates on an energy mix that is estimated to be 99% renewable, to support grid reliability by delivering 100 MWs of ancillary services to the New York Independent System Operator (NYISO).

•	In March, Voltus was named one of ‘America’s Best Startup Employers’ in 2022, by Forbes, which recognizes innovative and high-growth startups that exceed employee satisfaction and foster a positive culture.

•	Voltus recently announced it has partnered with Mawson (Nasdaq: MIGI), a digital infrastructure provider which works to reduce energy consumption and limit environmental impact, to deliver up to 100 MW of energy resources to the PJM grid in 2022. This project will support a new 100 MW Bitcoin mining facility in Midland, PA, and will also make the capacity available to PJM as a balancing resource 24/365.

•	Voltus recently formed a partnership with energy technology provider WattTime, providing Voltus customers with visibility into the emissions reduction of their DER program participation.

•	In 2021, Voltus cleared over 150 combined MW in the Ontario demand response market for the summer 2022 and winter 2022/2023 obligation periods. Despite only entering the market in 2019, Voltus is now the third-largest demand response aggregator in the province.

On December 1, 2021, Voltus announced its entry into a business combination agreement with Broadscale Acquisition Corp. (“Broadscale”) (Nasdaq: SCLE), a special purpose acquisition company (SPAC), that is expected to result in Voltus becoming a publicly listed company. The transaction is currently expected to close in the second quarter of 2022 and requires the approval of Broadscale’s stockholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

Voltus Virtual Investor Day

Voltus will be hosting a Virtual Investor Day on Tuesday, March 22, 2022 at 10 am EDT. To register click here. If you have questions for the management team, please submit them to investors@voltus.co before or during the event. Webcast and presentation materials, as well as a replay of the webcast following the event, will be available on the Voltus investor relations website (www.voltus.co/investors).

About Voltus

Voltus is the leading software technology platform connecting distributed energy resources to electricity markets, delivering less expensive, more reliable, and more sustainable electricity. Our commercial and industrial customers and DER partners generate cash by allowing Voltus to maximize the value of their flexible load, distributed generation, energy storage, energy efficiency, and electric vehicle resources in these markets. To learn more, visit www.voltus.co.

About Broadscale Acquisition Corp.

Broadscale is a blank check company sponsored by a joint venture between Broadscale Group (led by Andrew L. Shapiro) and HEPCO Capital Management, LLC (led by Jonathan Z. Cohen and Edward E. Cohen) that was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The Company has focused its search for a business combination target on opportunities that align with its mission of “Disruption for Good” -- that is, the transformation of traditional industries in positive ways that generate tangible improvements to the well-being of the global population. To learn more, visit www.broadscalespac.com.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Voltus market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations, which include, but are not limited to: 1) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain the approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to the closing of the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) the inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s amendment to its registration statement on Form S-4 (File No. 333-262287), filed with the SEC on March 18, 2022 (the “Registration Statement”), and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This press release contains financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this press release, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this press release constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this press release, and the inclusion of such information in this press release should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

In connection with the proposed transaction, Broadscale has filed with the U.S. Securities and Exchange Commission the Registration Statement, which included a preliminary proxy statement and a preliminary prospectus. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Broadscale’s stockholders and other interested persons are urged to carefully read the Registration Statement, including the preliminary proxy statement / preliminary prospectus, and any amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain, or will contain, important information about the proposed transaction and the parties to the proposed transaction.

Broadscale’s stockholders and other interested persons will be able to obtain free copies of the Registration Statement, the preliminary proxy statement / preliminary prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, without charge, when available, at the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Investor Relations Contact – Voltus

Sioban Hickie, ICR, Inc.

Eduardo Royes, ICR, Inc.

Investors@Voltus.co

Media Contact – Voltus

Matt Dallas, ICR, Inc.

VoltusPR@icrinc.com

Broadscale Acquisition Corp.

John Hanna, Chief Financial Officer/Head of Acquisitions

jhanna@broadscalespac.com

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